UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on November 12, 2014: Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2014

This report on Form 6-K, except for (i) the paragraph beginning with  “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next succeeding paragraph and (ii)  the paragraph beginning with “Tasos Aslidis, Chief Financial Officer of Euroseas commented” and the two next succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 File No. 333-177014, initially filed with the Commission on September 27, 2011, as amended, and the Company’s Registration Statement  on Form F-3 File No. 333-194922, initially filed with the Commission on March 31, 2014 as amended.

                                                                                                                                Exhibit 1

Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2014

Maroussi, Athens, Greece – November 10, 2014 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three and nine month periods ended September 30, 2014.

Third Quarter 2014 Highlights:

•

Net loss of $3.7 million; net loss attributable to common shareholders of $4.1 million or $0.07 loss per share basic and diluted. Total net revenues of $9.9 million.  Adjusted net loss attributable to common shareholders1 for the period was $4.2 million or $0.07 loss per share basic and diluted.

•

Adjusted EBITDA1 was $(0.2) million.

•

An average of 15.00 vessels were owned and operated during the third quarter of 2014 earning an average time charter equivalent rate of $7,168 per day.

•

The Company declared and paid its third dividend of $0.4 million on its Series B Preferred shares; the dividend was paid in-kind by issuing additional Series B preferred Shares.

First Nine Months 2014 Highlights:

•

Net loss of $11.0 million; net loss attributable to common shareholders of $12.0 million or $0.22 loss per share basic and diluted. Total net revenues of $29.0 million.  Adjusted net loss attributable to common shareholders1 for the period was $12.0 million or $0.22 loss per share basic and diluted.

•

Adjusted EBITDA1 was $(0.8) million.

•

An average of 14.47 vessels were owned and operated during the first nine months of 2014 earning an average time charter equivalent rate of $7,438 per day.

1 Adjusted EBITDA, Adjusted net loss, Adjusted net loss attributable to common shareholders and Adjusted loss per share attributable to common shareholders are not recognized measurements under GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented: “Both, the drybulk and containership shipping sectors remained weak during the third quarter and the month of October of 2014 except some small rebound of drybulk rates in late October. Clearly, the market weakness influenced our third quarter results. Although 2015 drybulk prospects appear challenging both with respect to revised expectations of lower demand growth and continuing supply growth, we expect rates to stay above third quarter levels; on the containership front, the facts that the orderbook stands at about 19%, the lowest level since early 2003, and that demand growth rate is improving should help charter rates recover gradually but consistently.  Despite this market environment, our vessels continue to be employed in a mix of mostly short term charters which would allow us to quickly take advantage of any increase in rates.

“On the investment front, whilst pushing ahead with our new building program where construction of the first two ships is planned to start in December and January and for which we have recently secured bank commitments for financing between 60-65% of their price, we continue to evaluate additional investment opportunities. Such opportunities are either on individual vessel basis which we can finance with our own means, or, even, combinations with other fleets as we believe our status as a public company will allow us to raise financing to fund such deals.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the third quarter of 2014 were in line with our expectations and reflect the continued low level of drybulk and containership charter rates. Operating results during the third quarter of 2014 improved compared to the results of the same quarter of 2013 before dividend payments (in-kind) to holders of Preferred Series B shares were made.

“Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, reflected a decline of about 1.2% during the third quarter of 2014 compared to the same quarter of last year and an increase of about 1.8% for the nine month period ended September 30, 2014 over the same period of 2013. Drydocking expenses expressed on a per vessel per day basis were lower by 42.5% in the nine month period of 2014 and 3.0% lower for the third quarter of 2014, respectively, as compared to the same periods in 2013. As always, we want to emphasize that cost control remains a key component of our strategy.

“As of September 30, 2014, our outstanding debt was $57.5 million whilst restricted and unrestricted cash amounted to about $42.2 million. We complied with all our debt covenants as of September 30, 2014.”

Third Quarter 2014 Results:

For the third quarter of 2014, the Company reported total net revenues of $9.9 million representing a 10.1% increase over total net revenues of $9.0 million during the third quarter of 2013. The Company reported a net loss for the period of $3.7 million and a net loss attributable to common shareholders of $4.1 million, as compared to a net loss of $3.8 million for the third quarter of 2013. The results for the third quarter of 2014 include a $0.3 million unrealized gain on derivatives, a $0.2 million realized loss on derivatives, as compared to $0.3 million unrealized gain on derivatives and $0.4 million realized loss on derivatives and $1.3 million gain on sale of a vessel for the same period of 2013.

Depreciation expenses for the third quarter of 2014 were $3.2 million, compared to the $4.0 million of the same period of 2013 mainly due to the lower book values of the Company’s containerships as a result of an impairment charge in the fourth quarter of 2013.  On average, 15.00 vessels were owned and operated during the third quarter of 2014 earning an average time charter equivalent rate of $7,168 per day compared to 14.28 vessels in the same period of 2013 earning on average $7,320 per day.

Adjusted EBITDA for the third quarter of 2014 was $(0.2) million, an improvement from the $(0.5) million for the third quarter of 2013. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share attributable to common shareholders for the third quarter of 2014 was $0.07 calculated on 57,113,123 basic and diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $0.08 for the third quarter of 2013, calculated on 45,511,005 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders, for the quarter of the unrealized gain on derivatives, the realized loss on derivatives and the net gain from the sale of vessel in the third quarter of 2013, the adjusted net loss per share attributable to common shareholders for the quarter ended September 30, 2014 would have been $0.07 per share basic and diluted compared to net loss of $0.11 per share basic and diluted for the quarter ended September 30, 2013. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First Nine Months 2014 Results:

For the first nine months of 2014, the Company reported total net revenues of $29.0 million representing a 1.5% decrease over total net revenues of $29.5 million during the first nine months of 2013. The Company reported a net loss for the period of $11.0 million, net loss attributable to common shareholders of $12.0 million, as compared to net loss of $17.3 million for the first nine months of 2013. The results for the first nine months of 2014 include a $0.7 million unrealized gain on derivatives, a $0.7 million realized loss on derivatives as compared to $1.2 million unrealized gain on derivatives, a $1.3 million realized loss on derivatives and a $1.9 million loss on sale of vessels for the same period of 2013.

Depreciation expenses for the first nine months of 2014 were $9.0 million compared to $12.6 million during the same period of 2013 mainly due to the lower book values of the Company’s containerships as a result of an impairment charge in the fourth quarter of 2013. On average, 14.47 vessels were owned and operated during the first nine months of 2014 earning an average time charter equivalent rate of $7,438 per day compared to 14.75 vessels in the same period of 2013 earning on average $7,953 per day.

Adjusted EBITDA for the first nine months of 2014 was $(0.8) million compared to $(1.6) million for the first nine months of 2013. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share attributable to common shareholders for the first nine months of 2014 was $0.22 respectively, calculated on 54,019,367 basic and diluted weighted average number of shares outstanding compared to basic and diluted loss per share of $0.38 for the first nine months of 2013, calculated on 45,383,405 basic and diluted weighted average number of shares outstanding.

Excluding the effect, on the loss attributable to common shareholders of the unrealized gain on derivatives and realized loss on derivatives and any loss/ gain on sale of vessels, the adjusted net loss per share attributable to common shareholders for the nine-month period ended September 30, 2014 would have been $0.22 compared to loss of $0.34 per share basic and diluted for the same period in 2013. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EIRINI P	Panamax	76,466		2004	TC 'till Dec-14	$9,000
PANTELIS	Panamax	74,020		2000	Ongoing TC with mutual 2 months notice	105% of average BPI 4TC
ELENI P	Panamax	72,119		1997	TC ‘till Dec-14	97% of average BPI 4TC
ARISTIDES N.P.	Panamax	69,268		1993	Voyage USA – China starting Oct 2014
MONICA P	Handymax	46,667		1998	TC 'til Dec-14	$7,500
Vessels under construction(*)
Hull Number YZJ 1116	Kamsarmax	82,000		2015	4 year TC starting at delivery + 1 year at charterer’s option	$14,100 Option @ $14,350
Hull Number YZJ 1153	Kamsarmax	82,000		2016	N/A
Hull Number DY 160	Ultramax	63,500		2015	N/A
Hull Number DY 161	Ultramax	63,500		2016	N/A
Total Dry Bulk Vessels	9	629,540
Container Carriers
EVRIDIKI G	Intermediate	34,677	2,556	2001	TC ‘til Apr-15	$8,200
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Jan-15	$7,000
AGGELIKI P	Intermediate	30,360	2,008	1998	TC ‘til Feb-15	$6,900
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Apr-15	$6,950
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC ‘til Jul -15	$7,750
JOANNA	Handy size	22,301	1,732	1999	TC til Apr-15	$7,250
MARINOS	Handy size	23,596	1,599	1993	open	-
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Mar-15	$7,200
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Dec-14	$8,200
KUO HSIUNG	Feeder	18,154	1,169	1993	TC till Jul-15	$8,700
Total Container Carriers	10	262,988	17,587
Fleet Grand Total	19	892,528	17,587

Note: (*) Vessels are expected to be delivered in the fourth quarter of 2015 (one ultramax and one kamsarmax), the other ultramax in the first quarter of 2016 and the other kamsarmax in the fourth quarter of 2016.

Summary Fleet Data:

	Three months, ended September 30, 2013	Three months, ended September 30, 2014	Nine months, ended September 30, 2013	Nine months, ended September 30, 2014
FLEET DATA
Average number of vessels (1)	14.28	15.00	14.75	14.47
Calendar days for fleet (2)	1,314.0	1,380.0	4,025.0	3,950.0
Scheduled off-hire days incl. laid-up (3)	26.5	20.76	126.9	85.01
Available days for fleet (4) = (2) - (3)	1,287.5	1,359.24	3,898.1	3,864.99
Commercial off-hire days (5)	34.7	7.43	167.2	14.10
Operational off-hire days (6)	22.0	0.1	41.4	6.03
Voyage days for fleet (7) = (4) - (5) - (6)	1,230.8	1,351.73	3,689.6	3,844.86
Fleet utilization (8) = (7) / (4)	95.6%	99.4%	94.6%	99.5%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	97.3%	99.5%	95.7%	99.6%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	98.3%	100.0%	98.9%	99.8%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	7,320	7,168	7,953	7,438
Vessel operating expenses excl. drydocking expenses (12)	5,637	5,539	5,575	5,598
General and administrative expenses (13)	572	598	622	710
Total vessel operating expenses (14)	6,209	6,136	6,197	6,308
Drydocking expenses (15)	421	408	853	490

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels,

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast: November 11, 2014

As announced, tomorrow, Tuesday, November 11, 2014 at 10:30 a.m. Eastern Time, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (from outside the US). Please quote “Euroseas”.

A recording of the conference call will be available until November 18, 2014 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 (0)1452 550 000 (international standard dial in). Access Code: 6973591#

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.  A slide presentation on the Third Quarter and First Nine months 2014 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2013	2014	2013	2014

Revenues
Voyage revenue	9,397,983	10,415,297	30,723,705	30,464,110
Related party revenue	60,000	60,000	180,000	180,000
Commissions	(460,891)	(527,677)	(1,423,174)	(1,558,503)
Net revenues	8,997,092	9,947,620	29,480,531	29,085,607

Operating expenses
Voyage expenses	388,335	726,629	1,386,053	1,865,580
Vessel operating expenses	6,195,645	6,372,650	18,754,544	18,409,529
Drydocking expenses	553,007	563,489	3,431,651	1,935,700
Depreciation	4,048,209	3,156,014	12,550,102	8,981,431
Net (gain) / loss on sale of vessels	(1,256,659)	-	1,935,019	-
Management fees	1,211,116	1,270,845	3,684,766	3,701,443
Other general and administrative expenses	751,110	824,612	2,505,506	2,803,404
Total operating expenses	11,890,763	12,914,239	44,247,641	37,697,087

Operating loss	(2,893,671)	(2,966,619)	(14,767,110)	(8,611,480)

Other income/(expenses)
Interest and finance cost	(450,952)	(606,826)	(1,419,529)	(1,564,749)
(Loss) / gain on derivatives, net	(106,115)	75,863	(108,142)	(20,002)
Other investment income	-	237,500	-	712,500
Foreign exchange (loss) / gain	(1,167)	16,872	2,599	17,276
Interest income	73,863	105,691	310,681	360,960
Other expenses, net	(484,371)	(170,900)	(1,214,391)	(494,015)
Equity loss in joint venture	(430,565)	(598,802)	(1,328,023)	(1,861,006)
Net loss	(3,808,607)	(3,736,321)	(17,309,524)	(10,966,501)
Dividend Series B preferred shares	-	(391,893)	-	(1,043,309)
Net loss attributable to common shareholders	-	(4,128,214)	-	(12,009,810)
Loss, per share, basic and diluted	(0.08)	(0.07)	(0.38)	(0.22)
Weighted average number of shares basic and diluted	45,511,005	57,113,123	45,383,405	54,019,367

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2013	September 30, 2014

ASSETS
Current Assets:
Cash and cash equivalents	11,400,237	33,522,092
Trade accounts receivable	1,879,151	1,599,141
Other receivables, net	1,440,833	1,060,817
Inventories	1,474,114	2,617,850
Restricted cash	462,415	966,600
Prepaid expenses	295,248	354,665
Total current assets	16,951,998	40,121,165

Fixed assets:
Vessels, net	105,463,737	117,806,241
Advances for vessels under construction	50,122	12,901,721
Long-term assets:
Restricted cash	7,400,000	7,700,000
Deferred charges, net	338,431	333,248
Other investments	5,196,196	5,908,696
Investment in joint venture	21,215,870	19,354,863
Total long-term assets	139,664,356	164,004,769
Total assets	156,616,354	204,125,934

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	12,862,000	14,457,000
Trade accounts payable	2,336,952	2,647,066
Accrued expenses	1,002,445	1,747,445
Accrued dividends	13,050	13,050
Deferred revenue	996,599	656,374
Due to related company	903,478	3,542,415
Derivatives	697,889	278,243
Total current liabilities	18,812,413	23,341,593

Long-term liabilities:
Long term debt, net of current portion	32,782,000	43,063,000
Derivatives	319,859	75,445
Total long-term liabilities	33,101,859	43,138,445
Total liabilities	51,914,272	66,480,038

Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 0 and 31,744 shares issued and outstanding respectively)	-	30,043,309
Shareholders' equity:
Common stock (par value $0.03, 200,000,000 shares authorized,45,723,255 and 57,113,123 issued and outstanding)	1,371,698	1,713,394
Additional paid-in capital	252,314,683	266,883,302
Accumulated deficit	(148,984,299)	(160,994,109)
Total shareholders' equity	104,702,082	107,602,587
Total liabilities and shareholders' equity	156,616,354	204,125,934

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014

Cash flows from operating activities:
Net loss	(17,309,524)	(10,966,501)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels	12,550,102	8,981,431
Loss on sale of vessels	1,935,019	-
Amortization of deferred charges	115,744	99,505
Loss on investment in joint venture	1,328,023	1,861,006
Share-based compensation	474,920	410,315
Unrealized gain on derivatives	(1,226,960)	(664,060)
Other income accrued	-	(712,500)
Changes in operating assets and liabilities	4,703,023	2,294,640
Net cash provided by operating activities	2,570,347	1,303,836

Cash flows from investing activities:
Contribution to joint venture	(6,250,000)	-
Vessel acquisition and advances for vessels under construction	(5,978,062)	(33,762,939)
Proceeds from sale of vessels	7,322,818	-
Change in restricted cash	(712,941)	(804,185)
Net cash used in investing activities	(5,618,185)	(34,567,124)

Cash flows from financing activities:
Proceeds from issuance of common stocks,net	-	14,550,000
Proceeds from issuance of preferred stocks,net	-	29,700,000
Dividends paid	(2,077,894)	-
Loan fees paid	-	(260,000)
Offering expenses paid	-	(480,857)
Proceeds from long term debt		23,300,000
Repayment of long-term debt	(9,524,000)	(11,424,000)
Net cash (used in) / provided by financing activities	(11,601,894)	55,385,143

Net (decrease) / increase in cash and cash equivalents	(14,649,732)	22,121,855
Cash and cash equivalents at beginning of period	33,374,960	11,400,237
Cash and cash equivalents at end of period	18,725,228	33,522,092

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net loss and Cash Flow Provided By / (Used In) Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
Net loss	(3,808,607)	(3,736,321)	(17,309,524)	(10,966,501)
Interest and finance costs, net (incl. interest income)	377,089	501,135	1,108,848	1,203,789
Depreciation	4,048,209	3,156,014	12,550,102	8,981,431
Net (gain) / loss on sale of vessels	(1,256,659)	-	1,935,019	-
Unrealized and realized loss / (gain) on derivatives, net	106,115	(75,863)	108,142	20,002
Adjusted EBITDA	(533,853)	(155,035)	(1,607,413)	(761,279)

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
Net cash flow (used in) / provided by operating activities	(312,863)	(1,626,235)	2,570,347	1,303,836
Changes in operating assets / liabilities	(478,653)	1,246,446	(4,703,023)	(2,294,640)
Loss on derivatives (realized)	450,138	246,295	1,335,102	684,062
Equity loss in joint venture and other investment income, net	(430,565)	(361,302)	(1,328,023)	(1,148,506)
Share-based compensation	(107,491)	(123,847)	(474,920)	(410,315)
Interest, net	345,581	463,608	993,104	1,104,284
Adjusted EBITDA	(533,853)	(155,035)	(1,607,413)	(761,279)

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings / (loss) before interest, income taxes, depreciation, amortization, gain / loss in derivatives and gain / loss on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income /(loss) or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and the Company's calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net loss to Adjusted net loss

 (All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
Net loss	(3,808,607)	(3,736,321)	(17,309,524)	(10,966,501)
Unrealized gain on derivatives	(344,023)	(322,158)	(1,226,960)	(664,060)
Realized loss on derivatives	450,138	246,295	1,335,102	684,062
Net loss / (gain) on sale of vessels	(1,256,659)	-	1,935,019	-
Adjusted net loss	(4,959,151)	(3,812,184)	(15,266,363)	(10,946,499)
Preferred dividends	-	(391,893)	-	(1,043,309)
Adjusted net loss attributable to common shareholders	(4,959,151)	(4,204,077)	(15,266,363)	(11,989,808)
Adjusted net loss per share, basic and diluted	(0.11)	(0.07)	(0.34)	(0.22)
Weighted average number of shares, basic and diluted	45,511,005	57,113,123	45,383,405	54,019,367

Adjusted Net loss and Adjusted Net loss per share Reconciliation:

Euroseas Ltd. considers Adjusted Net loss to represent net loss before gain / loss on derivatives, and loss / gain on sale of vessels. Adjusted Net loss and Adjusted Net loss per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company’s fundamental performance from period to period by excluding the potentially disparate effects between periods of gain / loss on derivatives, and loss/ gain on sale of vessels, which items may significantly affect results of operations between periods.

 Adjusted Net loss and Adjusted Net loss per share do not represent and should not be considered as an alternative to net loss or loss per share, as determined by U.S. GAAP, The Company’s definition of Adjusted Net loss and Adjusted Net loss per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 5 Handysize containerships, 2 Feeder containerships. Euroseas` 5 drybulk carriers have a total cargo capacity of 338,540 dwt, its 10 containerships have a cargo capacity of 17,587 teu. The Company has also signed contracts for the construction of two Ultramax (63,500 dwt) fuel efficient drybulk carriers and two Kamsarmax (82,000 dwt) fuel efficient drybulk carriers. Including the four new-buildings, the total cargo capacity of the Company's drybulk vessels will be 629,540 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: November 12, 2014	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer